News Release

Phase 1 of Collaboration between Biofrontera and Maruho completed

Leverkusen, Germany – July 10, 2018 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (Biofrontera) announced the completion of phase 1 of the collaboration with Maruho Co. Ltd., Osaka, Japan (Maruho) under the Collaboration and Partnership Agreement dated July 13, 2016.

During phase 1 of their collaboration, Biofrontera and Maruho examined potential formulations for various branded generic drugs in Europe. Stable formulations have been developed for some, but not for all active ingredients and combinations tested. Maruho covered all costs and expenses in connection with the research and development during phase 1. Both companies share the understanding that they jointly own the new IP developed during phase 1 and have retained their respective ownership to pre-existing IP, such as Biofrontera’s patented nanoemulsion. Biofrontera and Maruho did not yet enter into any binding agreement regarding marketing rights.

Biofrontera and Maruho currently consider continuing their collaboration under a new agreement. However, the details and the timing of such new agreement have not yet been discussed.

For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44(0) 20 7224 8468

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports that we will file with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102